UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                              (Amendment No. . . .)


                                 IMAGEMAX, INC.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   45245V 10 1
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                                 (CUSIP Number)

                                February 15, 2000
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             (Date of Event Which Requires Filing of this Statement)

Check    the  appropriate  box to  designate  the rule  pursuant  to which  this
Schedule 13G is filed:

           [ ] Rule  13d-1(b)
           [X] Rule  13d-1(c)
           [ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 45245V 10 1          13G                             Page 2 of 5 Pages


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(1) Names of Reporting  Persons.  I.R.S.  Identification  Nos. of Above  Persons
(entities        only):        Dime        Capital        Partners,         Inc.
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(2) Check the  Appropriate  Box if a Member of a Group  (See  Instructions)  (a)
_________                            (b)                             ___________
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(3)                      SEC                      Use                       Only
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(4)     Citizenship     or     Place     of     Organization:     New     Jersey
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Number of Shares  Beneficially  Owned by Each (5) Sole Voting  Reporting  Person
With Power:  1,228,571* (6) Shared Voting Power: -- (7) Sole Dispositive  Power:
1,228,571*        (8)        Shared         Dispositive         Power:        --
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(9) Aggregate Amount  Beneficially  Owned by Each Reporting  Person:  1,228,571*
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(10) Check if the  Aggregate  Amount in Row (9)  Excludes  Certain  Shares  (See
Instructions)
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(11)   Percent   of  Class   Represented   by   Amount   in  Row   (9):   15.6%*
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(12)     Type     of     Reporting     Person     (See     Instructions):     CO
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* Dime  Capital  Partners,  Inc.  is the  holder of a  Convertible  Subordinated
Promissory Note (the "Note"), dated February 15, 2000, issued to Dime Capital Partners, Inc. by ImageMax, Inc. and certain subsidiaries of ImageMax, Inc. Pursuant to the express terms of the Note, Dime Capital Partners, Inc. has the right to acquire 1,228,571 shares of common stock, no par value (the "Common Stock"), of ImageMax, Inc. upon conversion of the principal amount of the Note at the conversion price of $3.50 per share. As a result, Dime Capital Partners, Inc. is the beneficial owner (as defined in Rule 13d-3(a) of the Securities Exchange Act of 1934, as amended) of 1,228,571 shares of Common Stock of ImageMax, Inc. In addition, Dime Capital Partners, Inc. has the right to acquire additional shares of Common Stock upon the conversion of accrued interest under the Note.

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CUSIP NO. 45245V 10 1

Item 1(a).  Name of Issuer:  ImageMax, Inc.
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Item 1(b). Address of Issuer's Principal Executive Offices: 455 Pennsylvania
           Avenue, Suite 128, Fort Washington, Pennsylvania 19034
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Item 2(a).  Name of Person Filing:  Dime Capital Partners, Inc.
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Item 2(b).  Address of Principal Business Office or, if none, Residence:  1401
            Valley Road, Third Floor, Wayne, NJ  07470
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Item 2(c).  Citizenship:  New Jersey
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Item 2(d).  Title of Class of Securities: Common Stock, no par value
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Item 2(e).  CUSIP No.: 45245V 10 1
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Item 3.  If This Statement Is Filed Pursuant toss.240.13d-1(b) or 240.13d-2(b)
         or (c), check whether the Person Filing is a

         (a) [ ] Broker or Dealer registered under Section 15 of the Act (15 U.S.C. 78o);

         (b)  [ ] Bank as  defined  in  section  3(a)(6)  of the Act (15 U.S.C.
                  78c);

         (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

         (d)  [ ] Investment  Company    registered    under   section 8  of the
                  Investment Company Act of 1940 (15 U.S.C. 80a-8);

         (e)  [ ] An Investment Adviser in  accordance  with ss.240.13d-1(b)(1)-
                  (ii)(E);

         (f) [ ] An Employee Benefit Plan or Endowment Fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

         (g) [ ] A Parent Holding Company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);

         (h) [ ] A Savings Associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

         (i) [ ] A Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

         (j)  [ ] Group, in accordance withss.240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership

         (a)  Amount Beneficially Owned:

              1,228,571*

         (b)  Percent of Class:

              15.6%*

         (c)  Number of Shares as to which such person has:

              (i)   sole power to vote or to direct the vote   1,228,571*
                                                               ----------

              (ii)  shared power to vote or to direct the vote      --
                                                               ----------

             (iii)  sole   power   to  dispose  or  to direct the disposition of
                    1,228,571*

              (iv)  shared power to dispose or to direct the disposition of  --
                                                                         -------

_________________
*Dime Capital Partners, Inc. is the holder of the Note. Pursuant to the express terms of the Note, Dime Capital Partners, Inc. has the right to acquire 1,228,571 shares of Common Stock of ImageMax, Inc. upon conversion of the principal amount of the Note at the conversion price of $3.50 per share. As a result, Dime Capital Partners, Inc. is the beneficial owner (as defined in Rule 13d-3(a) of the Securities Exchange Act of 1934, as amended) of 1,228,571 shares of Common Stock of ImageMax, Inc. In addition, Dime Capital Partners, Inc. has the right to acquire additional shares of Common Stock upon the conversion of accrued interest under the Note.

Item 5.  Ownership of Five Percent or Less of a Class

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More Than Five Percent on Behalf of Another Person. Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company. Not Applicable

Item 8.  Identification  and  Classification  of  Members  of  the  Group.   Not
         Applicable

Item 9.  Notice of Dissolution of Group.  Not Applicable

Item 10. Certification. By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: April 13, 2000                            DIME CAPITAL PARTNERS, INC.

                                                 By: /s/ Stephen M. Lane
                                                 Name: Stephen M. Lane
                                                 Title: President



            Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).